FOR IMMEDIATE RELEASE

Contacts: Georgeson Shareholder Communications Inc. 1-800-223-2064	Luke D. Knecht Dresdner RCM Global Strategic Income Fund, Inc. 1-415-954-5400

DRESDNER RCM GLOBAL STRATEGIC INCOME FUND, INC.
ANNOUNCES RESULTS OF TENDER OFFER AND CONSUMMATION OF
MERGER WITH RCM STRATEGIC GLOBAL GOVERNMENT FUND, INC.

        (NEW YORK, NY January 18, 2002) – The Dresdner RCM Global Strategic Income Fund, Inc. (NYSE: DSF) (the “Fund”), a closed-end management investment company, announced today that in accordance with its tender offer for up to 5,977,283 of its issued and outstanding shares of common stock, which expired on Friday, January 11, 2002, the Fund has accepted that number of shares for payment on or about January 18, 2002 at $6.89 per share. These shares represent 50% of the Fund’s outstanding shares

        A total of 6,411,242.471 shares were properly tendered and not withdrawn by January 11, 2002, the final date for withdrawals. Therefore, in accordance with the terms of the tender offer, the Fund is purchasing shares on a pro rata basis from all tendering stockholders, other than stockholders holding 99 or less shares who tendered all their shares and from whom the Fund will accept all shares properly tendered (aggregating 27,498.236 shares). Accordingly, on a pro rata basis, 93.20% of the shares tendered by each stockholder who properly tendered 100 or more shares has been accepted for payment.

        The merger of the Fund into RCM Strategic Global Government Fund, Inc. (NYSE: RCS) (“RCS Fund”), pursuant to which shares not repurchased by the Fund in the tender offer were convertible into shares of RCS Fund, was effective today prior to the opening of the New York Stock Exchange. Stockholders of the Fund will receive approximately .614 shares of RCS Fund for each share of the Fund converted in the merger. Fractional shares will be sold and the cash proceeds distributed to stockholders of the Fund. Additional information about RCS Fund is available on the following website: www.rcsfund.com.